SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                             AMRECORP REALTY FUND II
                            (Name of Subject Company)

   MPF-NY 2007, LLC; Steven Gold; MPF Special Fund 8, LLC; Everest Management, LLC; Anise, LLC; MacKenzie Patterson Fuller, LP; and Everest Properties II, LLC
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $1,294,466                                             $39.74
          1,109,543                                              34.06
         ----------                                             ------
         $  184,923                                             $ 5.68

 * For purposes of calculating the filing fee only. Assumes the purchase of 12,328.25 Units at a purchase price equal to $105 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $34.06
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: April 23, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of April 23, 2007 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; Steven Gold; MPF Special Fund 8, LLC; Everest Management, LLC; Anise, LLC (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in Amrecorp Realty Fund II (the "Partnership"), the subject company, not already held by purchasers and their affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 23, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer is hereby amended as set forth in the Form of Letter to Unit holders dated May 11, 2007, filed as Exhibit (a)(4), and as set forth in the Letter of Transmittal (Revised Price - $105 per Unit), filed as Exhibit (a)(5), both of which are incorporated herein by reference.

The Purchasers expect that approximately $1,294,466 would be required to purchase 12,328.25 Units. The sources of the additional funds to pay the increased price are unchanged, and no financing arrangements or plans are necessary.

This information amends Items 1-14 of Schedule 13D, as applicable.

Item 12.  Exhibits.

(a)(4)    Form of Letter to Unit holders dated May 11, 2007

(a)(5)    Letter of Transmittal (Revised Price - $105 per Unit)

(b)- (h)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 11, 2007

MPF-NY 2007, LLC; MPF Special Fund 8, LLC

By:      /s/ Chip Patterson
         ----------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ----------------------------
         Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold


EVEREST MANAGEMENT, LLC;
By: Everest Properties II, LLC, Manager

By: /s/ David Lesser
David Lesser, Executive Vice President

EVEREST PROPERTIES II, LLC

By: /s/ David Lesser
David Lesser, Executive Vice President

ANISE, LLC

By: /s/ DeAnn Totta
DeAnn Totta, Manager

                                  EXHIBIT INDEX


Exhibit    Description

(a)(4)     Form of Letter to Unit holders dated May 11, 2007

(a)(5)     Letter of Transmittal (Revised Price - $105 per Unit)